UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated July 21, 2010: Paragon Shipping Announces the Sale of a Handymax Vessel and Charter Agreements for Two Container Vessels.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-164370) that was declared effective on February 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: July 21, 2010	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING ANNOUNCES THE SALE OF A HANDYMAX VESSEL AND

CHARTER AGREEMENTS FOR TWO CONTAINER VESSELS.

ATHENS, Greece, July 21, 2010 - Paragon Shipping Inc. (NYSE: PRGN), a global shipping transportation company specializing in dry cargoes, made today the following announcements: The Company agreed to sell one of its 1995 built dry bulk handymax vessels (the CLEAN SEAS) which will be delivered to her new owners in September 2010. The Company also announced that it has entered into a two year time charter contract for each of the two, newly acquired, container vessels which will  be named BOX TRADER and BOX VOYAGER.  The container vessels have been contracted on a fixed rate  period time charter term of 24 months (plus / minus 45 days)  with CSAV Valparaiso Chile, with delivery dates starting from the middle of August and through the first week of September 2010.

Commenting on the sale Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated,

“The sale of this 1995 built vessel is in line with our strategy of offering first-in- class services to our clients by operating a high quality, modern, fleet while exploiting opportunities to renew our fleet selling older vessels at very attractive levels that further strengthen our balance sheet.”

As for the time charters Mr. Bodouroglou said: “We have successfully chartered, both of our container vessels on time charters with favourable terms that will secure substantial revenues enhancing our liquidity and earnings visibility.   With the present charter arrangements our fleet’s fixed revenue days in 2010 and 2011 are 100% and 92%, respectively. This is consistent with our target of delivering strong financial results by implementing our Company’s time charter strategy.”

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of dry cargoes. The Company’s current fleet consists of twelve drybulk vessels with a total carrying capacity of 794,634 dwt. The Company has agreed to acquire three Kamsarmax newbuildings with expected delivery in 2012, four handysize newbuildings to be delivered in 2011 and 2012 and two 3,400 TEU containerships with delivery expected in July and August, 2010, respectively.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, charter counterparty performance, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com